August 24, 2015

VIA FACSIMILE

(202) 772-9210

Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	NetSol Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 16, 2014
File No. 000-22773

Dear Mr. Krikorian,

We are in receipt of your comment letter dated August 12, 2015. We note that you have requested a response to the letter within 10 business days of receipt. Executives in our finance department important to our response have been and will continue to be working on our annual audit and reporting (both at the parent and subsidiary level) making a timely and thorough response difficult. Accordingly, we request an extension of time to respond to the comment letter to September 4, 2015.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Mr. Roger Almond at (818) 222-9195 ext. 113 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson
Patti L. W. McGlasson
Senior Vice President Legal and Corporate Affairs
General Counsel
NetSol Technologies, Inc

cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.

Roger Almond, CFO NetSol Technologies, Inc.

Morgan Youngwood, U.S. SEC